Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

November 6, 2012

INLAND REAL ESTATE INCOME TRUST, INC.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

The November 2012 issue of Shopping Centers Today, a print and online real estate industry publication, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with JoAnn M. (Armenta) McGuinness, one of our Directors, our President and Chief Operating Officer and a Director of the parent company of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. The International Council of Shopping Centers, the publisher of the article, routinely publishes articles on real estate business news. The International Council of Shopping Centers is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to the International Council of Shopping Centers in connection with the article below or any other matter published by the International Council of Shopping Centers concerning the Company or any of its affiliates.  Statements in the article that are not attributed directly to Ms. McGuinness represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of Shopping Centers Today Article

INLAND'S JOANN ARMENTA HAS RISEN FROM LEASING AGENT TO BOARD MEMBER

JoAnn Armenta has risen to the top of her profession, but she has never forgotten the many positions she has held along the way — or the people she has met. In September Armenta was appointed to the board of the Oak Brook, Ill.–based Inland Real Estate Group of Cos., one of the country’s largest commercial real estate and financial services organizations. The company boasts upwards of $20.2 billion in managed assets and owns and manages in excess of 115 million square feet of diversified commercial real estate.

Armenta was also named president and COO of Inland Real Estate Income Trust, the company’s newest REIT. She says that working her way up has given her insights and perspectives that make her a better manager. “As you climb the ladder, it makes you more in tune with the jobs that people are doing at all levels of a company,” she said. Armenta began her career with Inland in 1992, after answering an ad for an entry-level leasing agent at a multifamily property. “I started that afternoon, and from that point I just fell in love with the position and moved up from there,” she said.

Within three years Armenta was promoted to the management of retail, office and industrial properties. She has since been on a steady trajectory through leasing, property management, due diligence and other areas of the company’s business. She has held leadership positions at six of the company’s REITs, managed some 35 million square feet of commercial real estate and assisted with $18 billion in acquisitions. Armenta is one of only 10 people so far who hold all four ICSC professional accreditations: SCSM, SCLS, SCMD and SCDP.

Among the qualities that make Armenta such an exceptional executive is that she combines an eye for big-picture analysis with a focused attention to detail, says Daniel L. Goodwin, Inland’s chairman and CEO. “JoAnn is not only astute at analyzing business and setting goals, but also at mobilizing her staff to accomplish those goals,” Goodwin said. “She has the ability to hire the best people for the job and then supervise them with a style that encourages maximum productivity and good morale.”

One of her proudest achievements remains her involvement with the $6.2 billion sale of Inland Retail Real Estate Trust, a nontraded REIT, to Developers Diversified Realty Trust in 2007. “I believe that’s still the fourth-largest retail transaction ever,” she said. At the time, that REIT comprised some 300 open-air shopping centers. The process of managing it, maximizing the assets and then packaging and selling it was complex, challenging and incredibly rewarding, Armenta says. “I don’t think I’ve ever worked so hard, or put in so many hours,” she said. And the positive feedback she got afterward from shareholders happy with the returns they received was icing on the cake, she says. “I’m very proud to work for a company that can say: ‘Over the years, we’ve completed over 400 programs, and no investor has ever lost money on a completed program,’ ” Armenta said. “That’s an incredible track record, and it makes my job fairly easy.”

Following that sale, Armenta became senior vice president of the management entities for Inland American Real Estate Trust, the largest nontraded REIT in the U.S. Currently, in addition to her two recent appointments, she is also president and CEO of the entities that own the real estate managers for Inland Diversified Real Estate Trust. Working for such a multifaceted company has been an exciting ride, she says. “I’ve always loved the different strategies behind running multiple companies and being involved in different asset classes,” she said. The retail component has always been her favorite part, though. “It’s the one asset class that, through true marketing efforts, greatly increases net operating income,” she said.

Armenta places a high value on the contributions of employees at all levels of the company. “Our shareholders are always our first priority,” she said, “but our employees are some of our greatest assets. [My board appointment] gives me a way to be their voice and allows all of us at a very executive level to be more collaborative.” For her, that means reaching out to others who are working their way up, as she has done. She feels fortunate to have had important mentors along the way, so she and other Inland executives are now extending a hand to some of the firm’s junior employees. “We feel that we should pay that forward and offer some of the same knowledge and advice to young up-and-comers.” This process began through what Armenta calls a small “reverse mentoring” program, under which junior staff members were asked what senior staff could do to improve the company culture and morale and keep Inland a motivating place to work. “These employees wanted access to executives and the ability to sit down with someone who’s climbed the ladder [to] figure out how to do the same,” she said. The result is a new mentoring program.

“We’ve put the effort into allowing people to advance by opening doors for them and allowing them to move into positions that other companies might require advanced degrees for,” she said. And while other firms might choose to bring in new people from outside, Inland “believes in advancing from within and allowing people to climb the ladder.” And that is something Armenta knows firsthand.

From the November 2012 issue of Shopping Centers Today